UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53535

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sea Port Group Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Madison Avenue, 22nd Floor
(No. and Street)

New York,	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Povol and Feldman, CPA, PC
(Name – *if individual, state last, first, middle name*)

1981 Marcus Avenue, Suite C100,	Lake Success,	New York	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



12060708

FOR OFFICIAL USE ONLY

KW 4/16

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Meagher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sea Port Group Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Notary Public


DONNA M ELMAADAWY
Notary Public - State of New York
NO. 01EL6220978
Qualified in Richmond County
My Commission Expires 4/26/14

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in S~~tockholders' Equity or Partners' or Sole Proprietors' Capital.~~ Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- x (p) Independent auditors' report on agreed upon procedures.

SEA PORT GROUP SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2011

(WITH SUPPLEMENTARY INFORMATION)

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

SEA PORT GROUP SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2011

(WITH SUPPLEMENTARY INFORMATION)

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

SEA PORT GROUP SECURITIES, LLC
TABLE OF CONTENTS

DECEMBER 31, 2011

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE - SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

INDEPENDENT AUDITORS' REPORT

To the Member
Sea Port Group Securities, LLC
(a wholly owned subsidiary of The Seaport Group, LLC)

We have audited the accompanying statement of financial condition of Sea Port Group Securities, LLC (a wholly owned subsidiary of The Seaport Group, LLC) as of December 31, 2011, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sea Port Group Securities, LLC at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II, III, and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole



Lake Success, New York
February 20, 2012

SEA PORT GROUP SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Assets:	
Cash	$ 7,291,540
Investments	2,314,872
Prepaid expenses	411,280
Deposits with clearing brokers	661,920
Total Assets	$ 10,679,612

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Securities sold, not yet purchased, at market	$ 112,850
Payable to broker-dealers and clearing organizations	222
Accounts payable	4,463,561
Income taxes payable	89,155
Deferred income taxes payable	657
	4,666,445
Member's Equity	6,013,167
Total Liabilities and Member's Equity	$ 10,679,612

See the accompanying notes and independent auditors' report.

SEA PORT GROUP SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:	
Brokerage	$74,725,031
Commission	4,146,976
Interest, and other gains and losses	1,251,927
	80,123,934
Cost of Operations:	
Employee compensation and benefits	23,752,738
Commissions and clearing fees	41,172,500
Regulatory fees and expenses	1,767,430
Communication and data processing	3,259,938
Occupancy	1,791,201
Interest	103,441
Other operating expenses	5,550,422
	77,397,670
Income before income taxes	2,726,264
Provision for income taxes	128,039
Net Income	$ 2,598,225

See the accompanying notes and independent auditors' report.

SEA PORT GROUP SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

Member's equity - Beginning of year	**$ 8,114,942**
Net Income	**2,598,225**
Less: Member's distributions	**(4,700,000)**
Member's equity - End of year	**$ 6,013,167**

See the accompanying notes and independent auditors' report.

SEA PORT GROUP SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash Flows From Operating Activities:	
Net income	$ 2,598,225
Adjustments to reconcile net income to net cash provided from operating activities:	
Unrealized gains and losses	(1,032,225)
Deferred taxes	38,884
Increase (decrease) in:	
Investments	4,431,580
Receivable from payable to broker-dealers and clearing organizations	71,537
Prepaid expenses	(67,241)
Deposits with clearing brokers	(161,920)
Accounts payable	(2,269,781)
Income taxes payable	(281,782)
Net Cash Provided by Operating Activities	3,327,278
Cash Flows Used in Financing Activities:	
Member's distributions	(4,700,000)
Net Decrease in Cash	(1,372,723)
Cash – Beginning of Year	8,664,263
Cash – End of Year	$ 7,291,540

Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Income taxes	$ 370,937
Interest	$ 103,441

See the accompanying notes and independent auditors' report.

BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Nature of Business

Sea Port Group Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company was formed under the Limited Liability Company laws of the State of Delaware on May 4, 2001, and is a wholly owned subsidiary of The Seaport Group, LLC (Parent).

The Company is engaged in sales, trading and consulting analysis of fixed income securities of companies across the credit risk spectrum. Areas of focus include: Distressed, High Yield, High Grade, Convertible, Private, and Structured Products. The Company also offers investment banking services, brokers' municipal securities transactions and brokers' trades of newly-issued equity securities of companies emerging from financial reorganizations for its clientele. The existing client base consists of large institutions and funds that manage in excess of $100 million.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions and related commissions and expenses are recorded on a settlement date basis, with an adjustment made monthly for trades made in foreign currencies converted to U.S. dollars. There were no transactions during the year that would have a material effect on the financial statements if recorded on a trade date basis.

Cash and cash equivalents

The Company defines cash equivalents, for cash flow purposes, as highly liquid investments purchased with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Risks and Uncertainties

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the Company's balances and the amounts reported in the statement of financial condition.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The financial statements include securities valued at approximately $224,000 (approximately 10% of investments) as of December 31, 2011 whose values have been estimated by management at cost. The values assigned to the investments are based on available information and do not necessarily represent the amounts that might ultimately be realized, since such amounts depend on future circumstances and cannot be determined until the investments are actually liquidated. Because of the inherent uncertainty of valuations, estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

The standard insurance amount under the Federal Deposit Insurance Corporation (FDIC) is $250,000 per depositor, per insured bank, for each ownership category. Under the FDIC's temporary Transaction Account Guarantee (TAG) Program provides depositors with unlimited coverage for noninterest-bearing transaction accounts at participating FDIC-insured institutions. Noninterest-bearing checking accounts include Demand Deposit Accounts and any transaction account that has unlimited withdrawals and that cannot earn interest. Also included are savings accounts (regardless of the interest rate) and NOW accounts that do not earn more than 0.25% interest. This unlimited protection is only available at insured depository institutions that continue to participate in the TAG Program. The program is temporary and will remain in effect through December 31, 2012, unless extended by the FDIC. At December 31, 2011, no amounts were in excess of insured levels.

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Income Taxes

The Company is not subject to Federal or State income taxes and, accordingly, the individual member reports its pro-rata share of income or loss on its individual income tax returns. The current tax provision represents the New York State limited liability company fee and the New York City Unincorporated Business Tax, calculated on a combined basis with its Parent and allocated to the Company based upon its representative share of revenues less allowable expenses. Permanent and timing differences between the expected local income tax rate and the effective tax rate include the tax effects of unrealized gains or losses on marketable securities, the nondeductible portion of member's pension expenses, travel and entertainment expenses, and special depreciation. The amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Under accounting principles and standards generally accepted within the United States of America, the Company's management is required to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statutes of limitations, for federal, state, and local purposes. Management has determined that there was no impact on total liabilities or stockholders' equity as at December 31, 2011.

The Company is required to file federal and state income tax returns. With limited exceptions, the Company is no longer subject to income tax examination for any years earlier than 2007 for federal purposes and 2006 for state purposes. Management has performed its evaluation of all other income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the “more likely than not” standard. Accordingly, there are no provisions for income taxes, penalties or interest receivable or payable relating to uncertain income tax provisions in the accompanying financial statements. The Company does not have any accruals for uncertain tax positions as of December 31, 2011. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within twelve months of the reporting date.

Deferred Income Taxes

The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax assets to the amount that will more likely than not be realized.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Income tax expense is the current tax amount payable or refundable, for the period plus or minus the net change in the deferred tax assets and liabilities.

At December 31, 2011, a deferred tax liability of approximately $657 was reflected on the balance sheet relating to a New York City unincorporated business tax, as a result of differences in tax reporting substantially due to the treatment of unrealized gains and losses.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Foreign Currency Transactions

Periodically the Company engages in foreign security transactions that may produce translation gains or losses. These transactions occur in the normal course of business, but the translation gains or losses do not have a significant effect on the business.

Foreign currency translations are recorded currently with each transaction. Gains and losses from foreign currency transactions are included in net income. As of December 31, 2011, the net foreign currency loss amounted to approximately $23,400, and is reflected in brokerage revenues.

RECEIVABLE FROM AND PAYABLE TO BROKER DEALERS AND CLEARING ORGANIZATIONS:

As at December 31, 2011, the Company owed $222 to its broker dealers and clearing organizations. The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

DEPOSITS WITH CLEARING BROKERS:

The Company maintains clearing agreements with Penson Financial Services, Inc. (Penson) and Merrill Lynch Pierce Fenner & Smith Inc. (Merrill) The Company has approximately $162,000 in non-interest bearing deposit on hand with Penson Financial Services, Inc. and approximately $500,000 in interest bearing deposit on hand with Merrill as of December 31, 2011. All deposits shall remain with the clearing brokers until the agreements are terminated. In the event these agreements are terminated prior to the initial expiration date, the Company could be subject to a termination fee.

PREPAID EXPENSES

The Company paid certain FINRA fees in advance of the 2012 calendar year which will be charged against revenues during that period.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

The Company's financial assets and liabilities are carried at fair value or are carried at amounts which approximate fair value as the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term to maturity of these instruments.

FAIR VALUE OF FINANCIAL INSTRUMENTS (continued):

The Company defines fair value, under the authoritative standards which establishes a framework for measuring fair value, and a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the standards are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> **Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.**
>
> **Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.**
>
> **Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.**

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

Assets:	Level 1	Level 2	Level 3	Total
Investments:				
Equities				
Airlines	$ 35,175	-	-	$ 35,175
Financial Services	49,705	-	-	49,705
Logistics	36,022	-	-	36,022
Manufacturing	28,914	-	-	28,914
Corporate Debt				
Airlines	$ 58,053	-	5,085	$ 63,138
Entertainment and other	10,963	-	-	10,963
Financial Services	1,809,894	-	-	1,809,894
Manufacturing	61,975	-	-	61,975
Private Equities	-	-	219,085	219,085
	$ 2,090,702	$ -	$ 224,170	$ 2,314,872

FAIR VALUE OF FINANCIAL INSTRUMENTS (continued):

Liabilities:	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased:				
US Government Debt	$ 97,592	$ -	$ -	$ 97,592
US Treasury	-	-	-	-
Corporate Debt				
Financial Services	4,450			4,450
Oil and Gas	10,808	-	-	10,808
	$ 112,850	$ -	$ -	$ 112,850

Unrealized gains and losses are included in earnings and are reported in the Statement of Income as a component of other income and losses. Generally, for all trading securities, fair value is determined by reference to quoted market prices and other relevant information generated by market transactions. For those investments that there exists no market, management has determined fair market value by assessing market conditions surrounding the security.

The following is a reconciliation of investments measured at fair value on a recurring basis using significant unobservable (level 3) inputs:

	Beginning Balance	Disposed Cost	Realized Gains and (Losses) Related to Assets No Longer Held	Purchases Issuances and Settlements	Ending Balance
Assets:					
Corporate Debt	$ 270,000	$ (270,000)	$ 0	$ 5,085	$ 5,085
Private Equities	0	0	0	219,085	219,085
	$ 270,000	$ (270,000)	$ 0	$ 224,170	$ 224,170

RELATED PARTY TRANSACTIONS:

Services Agreement

The Company entered into a service agreement with its Parent on April 1, 2002, on a continuous basis. The terms of the agreement grant the Company the right to use a designated portion of office space in addition to receiving the benefit of certain employment related and overhead costs incurred by the Parent. In return, the Company pays a servicing fee which is calculated based upon a percentage of aggregate revenue that the Company generates and is allocated between the Parent's employment compensation and overhead cost areas. The servicing fee is invoiced within 15 days of the end of each month and is payable upon demand.

COMMITMENTS AND CONTINGENCIES:

Services Agreement (continued)
For the year ended December 31, 2011, the Company incurred service agreement expenses included in cost of operations in the amount of approximately $38,111,000 for direct and clearing and approximately $37,109,000 in other operating expenses. At December 31, 2011, the Company was obligated to its Parent in the amount of approximately $4,348,000, which is included in accounts payable.

Clearing Agreement
The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold. To date, no such claims have been asserted, nor have such expenses been incurred.

Lease Commitment
The Company maintains a sublease agreement with its Parent, expiring on January 30, 2014. The sublease is subject, and subordinate to, the Parent's prime lease. The Company pays its Parent an allocated portion of rent on a monthly basis in accordance with the terms of the services agreement, which is calculated based upon a percentage of revenue. The master lease expires September 30, 2014. For the year ended December 31, 2011, the Company incurred occupancy costs in the amount of approximately $1,791,000.

INCOME TAXES:

The current and deferred portions of the income tax expense included in the statement of income as determined in accordance with the professional reporting standards are as follows:

	Current	Deferred	Total
State and local	$ 89,155	$ 38,884	$128,039

A reconciliation of the difference between the expected income tax expense or income computed at the New York City statutory income tax rate and the Company's income tax expense is shown in the following table:

Beginning Balance:	$ (38,227)
Current year deferred tax expense	38,884
Ending Balance	$ 657

NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of approximately $4,938,000 which was in excess of its required net capital of $303,544. The Company's net capital ratio was 0.92 to 1. Additionally, the Company reported haircuts amounting to approximately $341,000 on assets that were not readily marketable and under concentrations.

SUBSEQUENT EVENTS:

Management has evaluated subsequent events through February 20, 2012, the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

SEA PORT GROUP SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

Computation of Net Capital

Total member's equity qualified for net capital	**$ 6,013,167**
Additions:	
Deferred tax liability	**657**
Deductions:	
Non-allowable assets:	
Clearing deposit (subject to termination)	**100,000**
Prepaid expenses	**411,280**
Securities not readily marketable	**224,170**
	735,450
Net capital before haircuts on securities positions (tentative net capital)	**5,278,374**
Less: haircuts on securities:	
Long positions	**303,156**
Short positions	**8,039**
Undue concentrations	**29,584**
	340,779
Net capital	**$ 4,937,595**

See independent auditors' report.

SEA PORT GROUP SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Computation of Aggregate Indebtedness (A.I.)

Accounts payable and accrued expenses	$ 4,552,938
Ratio: Aggregate indebtedness to net capital	0.92 to 1

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of A.I.)	$ 303,544
Minimum dollar net capital requirement	$ 100,000
Minimum net capital requirement	$ 303,544
Excess net capital	$ 4,634,051
Excess net capital at 1000%	$ 4,482,300

See independent auditors' report.

SEA PORT GROUP SECURITIES, LLC
SCHEDULE II
INFORMATION RELATING TO EXEMPTIVE PROVISIONS UNDER RULE 15c-3-3
DECEMBER 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 under the provisions of section (K)(2)(ii).

See independent auditors' report.

SEA PORT GROUP SECURITIES, LLC
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

The Company, as an introducing broker, clears all transactions with, and for, customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers.

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

See independent auditors' report.

SEA PORT GROUP SECURITIES, LLC
SCHEDULE IV
RECONCILIATIONS UNDER 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Reconciliation with Company's Computation (included in Part II of FOCUS report as of DECEMBER 31, 2011)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$5,106,605
Audit adjustments increasing non-allowable assets	(84,105)
Audit adjustment increasing non-A.I. liabilities	657
Audit adjustments for haircuts	(2,507)
Net audit adjustments reducing income	(83,055)
	(169,010)
Net capital	$4,937,595

See independent auditors' report.

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE - SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Sea Port Group Securities, LLC

In planning and performing our audit of the financial statements of Sea Port Group Securities, LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the use of the member, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Lake Success, New York
February 20, 2012

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE - SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

INDEPENDENT AUDITORS' REPORT RELATED TO THE ENTITY'S SIPC ASSESSMENT RECONCILIATION AS REQUIRED UNDER SEC RULE 17A-5(E)(4).

To the Board of Directors
Sea Port Group Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Sea Port Group Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Sea Port Group Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Sea Port Group Securities, LLC's management is responsible for the Sea Port Group Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. **Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;**

2. **Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;**

3. **Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and**

4. **Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.**

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Lake Success, New York
February 20, 2012

SEA PORT GROUP SECURITIES, LLC
SCHEDULE OF ASSESSMENTS AND PAYMENTS
[(GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)]

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Total Revenue Reported Per SIPC - 7	**$ 80,147,304**
Total Deductions Reported Per SIPC - 7	**1,753,061**
Net Operating Revenues Per SIPC -7	**78,394,242**
General Assessment @.0025 per SIPC - 7	**$ 195,986**

RECONCILIATION OF ASSESSMENTS AND PAYMENTS

2011 SIPC Fees	**195,986**
2011 SIPC Fees Paid in 2011	**(103,774)**
2011 SIPC Fees Unpaid as at 12/31/11	**$ 92,212**